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Exhibit 21

Name of Entity	Jurisdiction of Organization	Ownership Interest
Eagle Bancorp, Inc.—Registrant	Maryland
EagleBank	Maryland	100%
Eagle Land Title, LLC	Maryland	100%
Bethesda Leasing LLC	Maryland	100%
Eagle Commercial Ventures, LLC	Maryland	100%

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  Exhibit 21